UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of August 2017

Commission File Number 333-206989

Ability Inc.

(Translation of registrant’s name into English)

Yad Harutzim 14
Tel Aviv 6770007, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒      Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

ABILITY INC.

On August 30, 2017, Ability Inc. (the “Company”) announced its financial results for the three and six months ended June 30, 2017.

2017 Second Quarter Financial Summary

Revenues for the three months ended June 30, 2017 were $35,000, compared to $1.0 million for the three months ended June 30, 2016. The decrease was primarily due to slower than anticipated customer adoption of the Company’s new generation system as well as a decrease in sales of the Company’s legacy products because of the ongoing transition to a revenue stream primarily focused on the Company’s new generation system. In addition, the Company suspended recognizing revenues from one of its customers due to collectability issues which resulted in lower revenues than anticipated for the three months ended June 30, 2017.

Cost of revenues for the three months ended June 30, 2017 were $543,000, compared to $1.0 million for the three months ended June 30, 2016. This decrease is consistent with the decrease in revenues.

Operating loss for both the three months ended June 30, 2017 and 2016 was $(3.2) million. The operating loss for the three months ended June 30, 2017, compared to the same period in 2016 was the result of lower revenues and higher general and administrative expenses, primarily due to increased legal fees, offset by lower cost of revenues and sales and marketing expenses, primarily due to lower commissions.

Net loss for both the three months ended June 30, 2017 and 2016 was $(3.1), or $(0.13) per basic and diluted share. Negative EBITDA for the three months ended June 30, 2017 was $(3.0) million, compared to $(3.1) million for the three months ended June 30, 2016. Please refer to the financial tables below for a reconciliation of GAAP to Non-GAAP results.

2017 Year-to-Date Financial Summary

Revenues for the six months ended June 30, 2017 were $832,000, compared to $7.5 million for the six months ended June 30, 2016. The decrease was primarily due to slower than anticipated customer adoption of the Company’s new generation system, as well as decrease in sales of the Company’s legacy products because of the ongoing transition to a revenue stream primarily focused on the Company’s new generation system. In addition, the Company suspended recognizing revenues from one of its customers due to collectability issues which resulted in lower revenues than anticipated for the six months ended June 30, 2017.

Cost of revenues for the six months ended June 30, 2017 were $1.2 million, compared to $4.3 million for the six months ended June 30, 2016. This decrease is consistent with the decrease in revenues.

Operating loss for the six months ended June 30, 2017 was $(6.2) million, compared to $(2.2) million for the six months ended June 30, 2016. The increase was due to lower revenues and higher general and administrative expenses, primarily due to increased legal and professional fees, partially offset by lower cost of revenues and sales and marketing expenses, primarily due to lower commissions.

Net loss for the six months ended June 30, 2017 was $(6.1) million, or $(0.25) per basic and diluted share, compared to $(3.3) million, or $(0.14) per basic and diluted share, for the six months ended June 30, 2016. Negative EBITDA for the six months ended June 30, 2017 was $(6.0) million, compared to $(2.0) million for the six months ended June 30, 2016. Please refer to the financial tables below for a reconciliation of GAAP to Non-GAAP results.

Balance Sheet Highlights

Cash and cash equivalents as of June 30, 2017 totaled $6.0 million, compared to $11.8 million as of December 31, 2016. Cash used in operating activities was $6.0 million for the six months ended June 30, 2017 compared with $548,000 for the six months ended June 30, 2016. Shareholders' equity totaled $3.6 million as of June 30, 2017 compared to $9.7 million as of December 31, 2016.

Due to the significant decline in revenues and the increase in legal and professional services fees, the Company has suffered operating losses, and has an accumulated deficit as part of its shareholders’ equity and negative cash flows from operating activities that, along with other matters, raises a substantial doubt about its ability to continue as a going concern.

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Ability Inc.

Condensed Consolidated Balance Sheets

	June 30,	December 31,
	2017	2016
	U.S. Dollar in thousands
	Unaudited	Audited
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$5,991	$11,840
Restricted deposits	22	1,758
Restricted deposit for put option	12,126	12,028
Accounts receivable	1,975	3,173
Inventory	352	481
Accumulated costs with respect to projects in excess of progress payments	93	151
Due from Controlling Shareholders	-	196
Income tax receivable	159	267
Other current assets	616	353
Total Current Assets	21,334	30,247

NON-CURRENT ASSETS:
Property and equipment, net	1,567	1,588
Total Non-Current Assets	1,567	1,588

Total Assets	$22,901	$31,835

LIABILITIES & SHAREHOLDER'S EQUITY
CURRENT LIABILITIES:
Accrued payroll and other compensation related accruals	$229	$270
Trade accounts payable, accrued expenses and other accounts payable	3,488	4,952
Put option liability	11,900	11,900
Income tax payable	55	32
Accrued expenses and accounts payable with respect to projects	2,486	4,734
Progress payments in excess of accumulated costs with respect to projects	905	-
Total Current Liabilities	19,063	21,888

NON CURRENT LIABILITIES:
Accrued severance pay	249	245
Total Non-Current Liabilities	249	245

Total Liabilities	19,312	22,133

SHAREHOLDERS' EQUITY:
Ordinary shares $0.0001 par value, 200,000,000 shares authorized, 25,756,142 shares issued and outstanding at June 30, 2017 and December 31, 2016	3	3
Preferred shares $0.0001 par value, 5,000,000 shares authorized, 0 shares issued and outstanding at June 30, 2017 and December 31, 2016	-	-
Additional paid-in-capital	18,560	18,560
Accumulated deficit	(14,974)	(8,861)
Total Shareholders' Equity	3,589	9,702

Total Liabilities and Shareholders' Equity	$22,901	$31,835

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Ability Inc.

Condensed Consolidated Statements of Operations and Comprehensive Loss

	Three months ended		Six months ended
	June 30,		June 30,
	2017	2016	2017	2016
	U.S. Dollar in thousands, except per share data
	Unaudited

Revenues	$35	$1,015	$832	$7,478
Cost of revenues	543	1,039	1,163	4,256
Gross profit (loss)	(508)	(24)	(331)	3,222

Sales and marketing expenses	819	1,716	1,565	2,923
General and administrative expenses	1,833	1,500	4,319	2,516
Operating loss	(3,160)	(3,240)	(6,215)	(2,217)

Finance income, net	(58)	(83)	(125)	(62)
Loss before income taxes	(3,102)	(3,157)	(6,090)	(2,155)

Income taxes (benefit) expenses	11	(67)	23	1,177
Net loss	$(3,113)	$(3,090)	$(6,113)	$(3,332)

Weighted-average ordinary shares outstanding - Basic and diluted	24,582,874	24,582,874	24,582,874	24,582,874

Loss per ordinary basic and diluted	$(0.13)	$(0.13)	$(0.25)	$(0.14)

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Ability Inc.

Condensed Consolidated Statements of Cash Flows

	Six months ended
	June 30,
	2017	2016
	U.S. Dollar in thousands
	Unaudited
CASH FLOW FROM OPERATING ACTIVITIES:
Net loss	$(6,113)	$(3,332)

Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	87	73
Amortization	158	-
Impairment of fixed assets	-	114
Capital loss	15	-
Change in operating assets and liabilities:
Restricted deposits	1,736	325
Accounts receivable	1,198	1,734
Inventory	(50)	(233)
Deferred taxes	-	(463)
Other current assets	(263)	1,579
Restricted deposit for put option	(98)	(29)
Accrued payroll and other compensation related accruals	(41)	255
Trade accounts payable, accrued expenses and other accounts payable	(1,464)	122
Income tax payable	131	(1,173)
Accrued expenses and accounts payable with respect to projects	(2,248)	(1,280)
Progress payments in excess of accumulated costs with respect to projects	963	1,186
Accrued severance pay	4	-
Total adjustments	128	2,210
Net cash used in operating activities	(5,985)	(1,122)

CASH FLOW FROM INVESTING ACTIVITIES:
Purchase of Property and equipment	(125)	(121)
Proceeds from sale of Property and equipment	65	-
Net cash used in investing activities	(60)	(121)

CASH FLOWS FROM FINANCING ACTIVITIES:
Due from Controlling Shareholders*	196	574
Withholding taxes paid by the Company on behalf of the Controlling shareholders' with respect to dividends distributed	-	(3,403)
Net cash provided by (used in) financing activities	196	(2,829)

Net Change In Cash	(5,849)	(4,072)
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR	11,840	25,829
CASH AT END OF THE FISCAL PERIOD	$5,991	$21,757

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid:
Interest and banks' charges	$8	$20
Income tax	$5	$3,715

* Reclassified

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Ability Inc.

Condensed Consolidated Statements of EBITDA

	Three months ended		Six months ended
	June 30,		June 30,
	2017	2016	2017	2016
	U.S. Dollar in thousands
	Unaudited

Operating loss	$(3,160)	$(3,240)	$(6,215)	$(2,217)
Depreciation	43	39	87	73
Amortization	80	-	158	-
Impairment of fixed assets	-	114	-	114
EBITDA loss	$(3,037)	$(3,087)	$(5,970)	$(2,030)

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ABILITY INC.

By:	/s/ Anatoly Hurgin
Anatoly Hurgin
Chief Executive Officer

Date: August 30, 2017

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